

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

November 13, 2007

Mr. Dale E. Williams
Executive VP, CFO and Secretary
Tempur-Pedic International Inc.
1713 Jaggie Fox Way
Lexington, KY 40511

> **RE: Form 10-K for the fiscal year ended December 31, 2006
> Form 10-Q for the period ended September 30, 2007
> Schedule 14A filed April 3, 2007
>   File No. 1-31922**

Dear Mr. Williams:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 6 – Selected Financial Data, page 22

2. Please also present your basic earnings (loss) per common share for each of the last five fiscal years. See Item 301 of Regulation S-K.

Item 7 – Managements Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Contractual Obligations, page 37

3. Please revise your table of contractual cash obligations to include in a separate line item the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Factors That May Affect Future Performance, page 37

4. We note that your overall product mix has shifted to mattresses and other products and that your mattresses generally carry lower margins than your pillows and are sold with lower margin products such as foundations and bed frames. Please discuss whether this shift in product mix represents a trend and, if so, the impact this trend may have on your gross margin. Please refer to MD&A Interpretive Release No. 34-48960 (December 2003).

5. We note from your risk factor discussion that as you approach your long-term target of expanding distribution into new stores, that your growth in sales will increasingly depend on your ability to generate sales in your existing accounts. Please discuss the extent to which you expect that your future growth, as compared to historical growth, may be impacted as the amount of your new retail accounts declines and you begin to rely more heavily on sales from existing accounts.

Item 15 – Exhibits and Financial Statement Schedules, page 45

6. We note your presentation of the ratio of earnings to fixed charges on page 23. Please disclose how you calculated the ratio either in footnote (7) to the selected financial data table or by filing Exhibit 12 to your Form 10-K. See Item 503(d) and Item 601 of Regulation S-K.

Item 8 – Financial Statements
Consolidated Statements of Stockholders' Equity, page F-5

7. Rather than presenting just one column showing the changes in the number of common shares outstanding between periods, please instead include one column for changes in the number of common shares issued and one for shares held as treasury stock.

8. Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

Note 1 – Summary of Significant Accounting Policies, page F-7

Advertising Costs, page F-11

9. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9.

Note 7 – Commitments and Contingencies, page F-21

10. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

11. Please include the disclosures required by paragraphs 16(c) and (d) of SFAS 13 regarding your operating leases, as applicable.

12. Regarding the legal claims of which you are party to, please disclose the amount of the accrual related to each matter, if any, that you have recorded. Disclose the

range of loss in excess of amounts accrued or state that such an estimate cannot be made. See paragraphs 8-10 of SFAS 5. Refer to SAB Topic 5:Y as well.

Note 12 – Earnings Per Share, page F-26

13. Please disclose how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

Note 13 – Business Segment Information, page F-26

14. Please disclose the types of amounts included in the corporate line item of the operating income (loss) section and total assets section for each period presented.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

General

15. Please address the above comments in your interim filings as well.

Definitive Proxy Statement on Schedule 14A filed April 3, 2007

Compensation Discussion and Analysis, page 15

16. Please specify how each element of compensation relates to the data you analyzed from the comparator companies. This includes a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

17. We note your statement that the specific target metrics used by the company and individual goals is confidential commercial and financial information of the company and disclosure of which would result in competitive harm to your company. To the extent you believe that disclosure of specific targets or performance objectives is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis, in conjunction with future filings, a detailed explanation for such conclusion. Please also disclose more detail about how difficult or likely it will be for the registrant to achieve the undisclosed target levels or other factors. Please provide as much detail as necessary without disclosing information that would result in competitive harm. To the extent incentive amounts were determined based upon a historical review of the predictability of your performance objectives, please provide

disclosure that addresses the relationship between historical and future achievement.

18. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1. of Commission Release No. 33-8732A. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

Potential Payments Upon Termination or Change in Control, page 26

19. Please revise to define the terms "without cause," 'for good reason," and "change in control."

20. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. In this regard, you should discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

21. Please expand your disclosure of the severance agreements in the Compensation Discussion and Analysis to include a more thorough discussion of Item 402(b)(1) of Regulation S-K. Discuss how the severance arrangements and your decisions regarding this element fit into your overall compensation objectives and affect decisions regarding other elements.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Slivka, Staff Attorney, at (202) 551-3729 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief